SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of 27 June, 2003

              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)

For immediate release 7.00am 11 March 2003


              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC UNAUDITED PRELIMINARY RESULTS FOR THE SIX-MONTHS TO 31 DECEMBER 2002

The Board of Schroder Ventures International Investment Trust plc ("SVIIT") today announces its unaudited preliminary results for the six-months to 31 December 2002.

Highlights include:

-   NAV increased by 9.5% to GBP463.2 million (June 2002: GBP423.1 million).

-   NAV per share, on a fully-diluted basis, increased to 445.8p.

- Realisation of Homebase at a substantial premium (GBP58 million) to the June 2002 valuation.

- Eight new and 18 follow-on investments made. Two of the eight new investments feature in the Twenty Largest Underlying Companies; Travelodge and Little Chef (GBP56.5 million), and Ferretti (GBP31.8 million).

- Compound growth rate in NAV per share of 17.5% p.a. over five years, which compares to a negative compound return of (4.7)% p.a. from the FTSE All-Share over the same period.

John McLachlan, Chairman of SVIIT, commented:

"This is an impressive performance, both in terms of the six-months period and in terms of SVIIT's performance over the longer term. Against a background of uncertain markets, value has continued to be realised from the underlying portfolio.

"The underlying portfolio companies continue to perform, generating cash and repaying debt. Our fund advisory business is developing well with further products being launched in the coming months."

For further information, please contact:

Schroder Ventures International Investment Trust plc
John McLachlan/Nick Ferguson                             020 7010 8911

Schroder Ventures (London) Limited
Alice Todhunter                                          020 7010 8925

GCI Financial
Emily Morris/Annabel O'Connor                            020 7072 4226


Copies of this press release and other corporate information can be found on the internet at http://www.sviit.co.uk.

                                       1

Chairman's and CEO's Statement

Portfolio Activity for the six-months to 31 December 2002
We are pleased to report a strong performance over the six-months with net assets increasing by 9.5% to GBP463.2 million and net assets per share, on a full-diluted basis, increasing to 445.8p. This compares to falls in the FTSE All-Share and FTSE World Indices over the same period of (16.3)% and (17.1)% respectively.

The largest contributor to the increase in net assets was the realisation of Homebase at a substantial premium (GBP58 million) to the June 2002 valuation. However, the increase can also be credited to a strong portfolio of companies as a whole, which in aggregate continue to increase earnings, generate cash and pay down debt in spite of difficult economic conditions.

New Fund Commitments
SVIIT proposes to make two new fund commitments in the coming months.

SVIIT expects to make a substantial commitment to Permira Europe III, which is being launched this month. The fund is expected to build on the success of its two predecessor funds, both of which have provided investors with top quartile returns to date. The fund will focus on European buy-outs and buy-ins across a range of industries and sectors. We believe the opportunity for European buy-outs/ins to be particularly attractive over the next few years, in terms of both deal-flow and pricing, and Permira remains a leader in this field.

In addition, SVIIT intends to make a commitment to the The Japan Fund IV
(JFIV), which has been launched by MKS Consulting (formerly Schroder Ventures Japan). JFIV will predominantly invest in buy-out transactions in Japan across a range of industries and sectors. SVIIT believes that the nascent Japanese buy-out market, in which MKS is a leader, is attractive. Driven by years of economic stagnation and the need for companies to dispose of non-core assets, there are currently a number of good investment opportunities in companies with solid cash flows at attractive prices. This, combined with the low interest rates in Japan, has the potential to provide investors with superior returns.

Operating Review
SVIIT's fund advisory business continues to meet its key milestones and the business is on track to build revenue and profit streams that will, over time, add incremental value to SVIIT.

The first SVIIT advised product, the euro242 million Schroder Private Equity Fund of Funds I, has been operating for nearly 12 months and has already reported strong investment performance, with a number of realisations within the portfolio. The fund is now approximately 70% committed.

In addition to its existing investment service business, which continues to perform on target, the team has also been working on a number of new projects, including:

Schroder Private Equity Fund of Funds II (SPEFOF II)
SPEFOF II will be launched later this month in conjunction with Schroders plc. SPEFOF II is the successor fund to the Schroder Private Equity Fund of Funds I, which is listed in Dublin with three classes of shares and a minimum investment of euro125,000. As with its predecessor, Schroder Ventures (London) Limited will act as the investment adviser to SPEFOF II, which will follow a similar investment remit, investing in both buy-out and venture capital funds predominantly in Europe and the US.

P123
SVIIT aims to start the formal marketing of another fund of funds, P123, in the coming months. It is anticipated that P123 will have commitments to Permira's two existing pan-European buy-out funds, Permira Europe I and II, and will also make a substantial commitment to Permira Europe III.


                                       2


It is intended that SVIIT will transfer a proportion of its interests in Permira Europe I and II to P123 in return for a holding of approximately 40% of P123. The remaining 60% of P123 will be placed with other investors. As noted above, SVIIT will separately make a direct commitment to Permira Europe III.

The transfer of some of SVIIT's interests in Permira Europe I and II in return for a substantial holding in P123 will enable SVIIT to gain a greater exposure to Permira Europe III, whilst maintaining, both directly and on a look through basis through P123, the great majority of its exposure to Permira Europe I and II.

The amount to be transferred by SVIIT will be dependent on valuations at the time of transfer and the number of shares placed with other investors. It is anticipated SVIIT will transfer approximately euro135 million of assets in Permira Europe I and II and euro50 million of uncalled commitments to the two funds, representing approximately 17% of gross assets. The assets in Permira Europe I and II will be transferred at net asset value at the time of transfer, which is anticipated to take place in the second half of this year.

As mentioned above, the transfer of some of SVIIT's interests in Permira Europe I and II to P123 will enable SVIIT to have a greater exposure to Permira Europe
III. It is expected that the benefits from this will outweigh any dilution on the transferred interests. Based on our current return assumptions for Permira Europe III, this increased exposure should have a material positive impact on SVIIT's net asset value in the future. Ultimately, P123 will distribute its proceeds from these funds to its shareholders, including SVIIT.

We will be seeking shareholder approval at the forthcoming AGM for the transfer of these interests to P123. Schroders plc and AEGON Aandelefonds NV, who together beneficially represent 30% of SVIIT's issued share capital, have each separately indicated their intention to vote in favour of this resolution.

More details on P123 will be available in the Report and Accounts for December 2002, which will be posted to shareholders later this month.

Change of Year-End & Annual General Meeting
As signalled in the June 2002 accounts, SVIIT has changed its year-end from 30 June to 31 December and accounts for this six-month period are audited. The next full financial year will be the year ending 31 December 2003.

An Annual General Meeting will be held at 12.00pm on 25 April 2003 at 31 Gresham Street, London EC2V 7QA.

Outlook
Business, political and economic uncertainty continue to dominate investment markets and the last six-months of 2002 remained challenging, with public markets falling further over the period.

SVIIT continues to perform well, outperforming its quoted competitors and relative stock market indices, and reporting 17.5% p.a. compound growth in NAV over five years. We believe the current portfolio of companies is well placed to provide for further increases in net asset value.

                                       3


Portfolio Review for the six-months to December 2002

Summary
The overall strong performance of SVIIT's portfolio in the six-months to 31 December 2002 resulted in a 9.5% increase in net assets to GBP463.2 million and an increase in net assets per share, on a fully diluted basis, to 445.8p (452.9p un-diluted)(June 2002: GBP423.1 million - 413.7p[*] per share).

This increase principally reflects two key factors. Firstly, the successful realisation of Homebase at a substantial premium to the June 2002 valuation added 57p to net assets per share. Secondly, at the underlying company level, the overall valuation of the portfolio has remained relatively robust. In aggregate, SVIIT's portfolio of companies continues to increase earnings, generate cash and pay down debt, in spite of difficult economic and business conditions.

The total calls of GBP122.7 million paid during the six-month period were well ahead of the GBP77.5 million of calls paid in the preceding twelve-months to June 2002 and were dominated by two new investments; Travelodge and Little Chef (GBP56.5 million) and Ferretti (GBP31.8 million). With public markets remaining closed as a funding alternative for companies, private equity is becoming a larger part of merger and acquisition activity and we expect the level of completed transactions to remain relatively strong.

SVIIT received a total of GBP104.5 million of distributions in the six-months since June, the majority of which came from the successful sale of Homebase to GUS plc in November. In the short to medium term, uncertain business, political and economic environments will continue to overshadow investment markets. Whilst sales of good quality companies in this market environment are achievable, this uncertain outlook will continue to delay a number of exits. However, we expect recapitalisations and other sales transactions to continue to occur in the portfolio, providing an on-going source of distributions.

Half of the portfolio (51%) is valued on an earnings basis with a bias towards EBIT valuations due to its concentration on buy-outs. The percentage of the portfolio held on a cost basis has increased to 28% (June 2002: 17%). The proportion of the portfolio valued on a write-down basis has increased to 12% (June 2002: 9%).

The portfolio continues to have a clear weighting towards Multinational and Continental European companies (58% in total). The portfolio's weighting to the UK has increased to 19% due to the investment in Travelodge and Little Chef.

The Twenty Largest Underlying Companies represent 72% of the portfolio. The total number of portfolio companies held by the 22 buy-out and development capital funds in which SVIIT invests decreased to 141 from 151, a result of realisations.

Fund Transactions
A total of GBP122.7 million in calls were paid during the six-months, funding eight new and 18 follow-on investments. Of the eight new investments, two feature in the Twenty Largest Underlying Companies; Travelodge and Little Chef (GBP56.5 million) and Ferretti (GBP31.8 million).

The investment in Travelodge and Little Chef, through funds advised by Permira, is the largest investment to date for SVIIT and is its largest portfolio company representing 12.2% of net assets. Travelodge is the second largest operator in the UK budget hotel sector, providing around 13,000 rooms in 227 hotels located around Britain. Little Chef is the largest roadside restaurant chain in Britain with approximately 400 outlets. Permira intends to develop both businesses over the next few years, with a focus on operational improvements and expansion.

_______________________________________

* un-diluted

                                       4


Ferretti was originally acquired by a fund advised by Permira (Permira Italy
II) in 1998 and floated on the Milan Stock Exchange in June 2000. At flotation Permira sold the majority of its interest in Ferretti and has since sold its remaining holding. Since 1998 the Ferretti Group has grown organically and through acquisitions, and is currently Europe's largest builder of luxury motor yachts. Following a successful tender offer, the company has now been taken private by Permira Europe II. Ferretti is SVIIT's fourth largest underlying company, representing 7.1% of net assets.

Another new investment, Silverlink, does not feature in the Twenty Largest Underlying Companies as only the initial tranche of the investment (GBP4.4 million) had been made at
31 December 2002. Since December a further investment has been made taking SVIIT's total investment in this company to approximately GBP8.8 million*. Silverlink is the holding company for the Amanresorts, a group of high-end luxury resorts and spas. Amanresorts opened its flagship resort, Amanpuri in Phuket, Thailand in 1988 and has since added 12 hotels in Indonesia, the Philippines, France, North Africa, Mexico, the United States and French Polynesia. It now owns and/or manages 13 resorts with a number of them being regularly voted amongst the top ten hotels worldwide.

Since 31 December 2002, funds advised by Permira have taken a majority holding in Premiere, the leading pay-TV operator in Germany and Austria, with over 2.6 million subscribers. Premiere offers exclusive premium Pay-TV content including sport, movies and special interest packages on 23 channels as well as Pay-per-View. SVIIT's commitment to this investment is approximately GBP22 million.

SVIIT received a total of GBP104.5 million of distributions in the period, the most substantial being from the sale of Homebase to GUS plc in November 2002. Funds advised by Permira backed the buy-out of Homebase in March 2001. In April 2002, the company underwent a recapitalisation, returning the majority of the cost of the investment to investors and at June 2002 was valued at GBP36.8 million. SVIIT received GBP95.2 million from this realisation and, including the recapitalisation, has received approximately GBP109.2 million in total from this investment against a total cost of GBP20.0 million.



Company                                Proceeds    30 June 2002          Cost
                                                      Valuation
                                        GBP'000         GBP'000       GBP'000

Homebase                                 95,208          36,773        *6,015


*The remaining attributable cost of the investment following the return of capital in April 2002.

There were several changes to valuations in the period. The three most significant write-ups were Cognis, Med Eng and Takko. Cognis, has been revalued from cost to an EBIT basis and is now valued at GBP38.1 million (cost: GBP33.7 million). The company is performing well and is ahead of its projected debt position.


Company         31 December 2002      30 June 2002    Change in Period
                       Valuation         Valuation
                         GBP'000           GBP'000             GBP'000

Cognis                    38,114            34,611               3,503
Med Eng                    5,549             2,163               3,386
Takko**                   20,029            17,027               3,002


* the full GBP8.8 million investment in Silverlink was called and paid prior to 31 December 2002

** The valuation at 30 June 2002 has been adjusted to include a follow-on investment in the company after 30 June 2002


                                       5


Based in Ontario, Canada, Med Eng designs and manufactures protection systems worn by individuals working with explosive devices (including anti-personnel land mines and chemical/biological devices) and by crowd-control security forces. The Schroder Canadian Buy-Out Fund II backed the buy-out of a controlling interest in the company in April 2000 and since then the company's earnings have grown rapidly. As a result, the company has been written up on an EBIT basis to GBP5.5 million, against a cost of GBP1.8 million.

Takko has been written-up having been written-down in June 2001. The company's earnings have since improved strongly and it is now performing in-line with its original budget and has been revalued on an EBIT basis to GBP20.0 million.

There have been some reductions in valuations in the period. The two most significant are Leica Microsystems and Kiekert. The valuation of Leica Microsystems has been reduced by 30%, mainly a result of declining comparable EBIT multiples and a projected fall in forecast 2003 earnings in its semiconductor business. The valuation of Kiekert has been reduced by 35%, a result of a fall in comparable EBIT multiples and a projected fall in 2003/2004 earnings.



Company                   31 December 2002     30 June 2002    Change in Period
                                 Valuation        Valuation
                                   GBP'000          GBP'000

Leica Microsystems                  12,635           18,718             (6,083)
Kiekert                              9,924           15,177             (5,253)


Valuation Basis (by Value)
Over a quarter of the portfolio is now valued on a cost basis (28%), reflecting the level of new investments and the maturing of investments such as Cognis, which is now valued on an earnings basis.

The percentage of the portfolio valued on an earnings basis has decreased to 51%, a result of the sale of Homebase and the revaluation of companies such as Kiekert.

Weaker public markets and share-prices have meant that the portfolio's weighting to quoted companies has decreased to 5%. The percentage of the portfolio valued on a write-down basis has increased to 12%.

                          31 December 2002                 30 June 2002
                              % (by Value)                 % (by Value)

Cost                                    28                          17
P/E                                      2                           3
EBIT                                    49                          57
Third Party                              4                           5
Quoted                                   5                           9
Written Down                            12                           9
                                      ____                        ____
                                       100                         100

(Under British Venture Capital Association (BVCA) valuation guidelines, investments are normally carried at cost, less a provision if appropriate, for at least the first 12 months after acquisition.)

The weighted average EBIT multiple used in valuing the applicable portfolio companies has increased to 11.3 (June 2002: 9.4). After a range of discounts, investments valued on an EBIT basis are effectively valued at 8.1 times earnings (June 2002: 6.8). This average number is chiefly influenced by the higher than average EBIT multiples used for the valuation of the semiconductor companies, which represent 21% of the portfolio, and the sale of Homebase, which was valued on a discounted EBIT multiple of 4.0 in June 2002. The average discounted EBIT multiple for non-semiconductor companies has increased slightly to 5.1 (June 2002: 4.9). The average discount applied to companies valued on an EBIT basis has remained unchanged over the six-month period.


                                       6


The weighted average P/E multiple used in valuing the applicable portfolio companies has decreased to 10.7 (June 2002: 13.5). After a range of discounts, investments valued on a P/E basis are effectively valued at 7.7 times earnings (June 2002: 9.9).

The average discount applied to quoted investments remained static at 16% (June 2002: 16%).

Geographical and Sector Distribution (by Value)
The portfolio continues to be dominated by Multinational and Continental European companies, now representing almost two-thirds of the portfolio. The portfolio's exposure to the UK has increased to 19%, a result of the investment in Travelodge and Little Chef.


Geographical Analysis

                                      31 December 2002         30 June 2002
                                          % (by Value)         % (by Value)

Multinational                                       37                   37
Continental Europe                                  21                   21
North America                                       14                   16
UK                                                  19                   16
Far East/Asia Pacific                                9                   10
                                                  ____                 ____
                                                   100                  100


With SVIIT's investments in Ferretti and Travelodge and Little Chef the portfolio's weighting to Consumer has increased to 31%, whilst its exposure to Computer/other electronics has declined further, driven by investment in other sectors and the recapitalisation of Memec, which returned 8% of cost to investors. Of the 21% of the portfolio invested in this sector, 18.8% relates to companies that produce or distribute hardware materials (e.g. semiconductors); 2.0% to IT business to business consultancy and 0.2% to companies providing IT services directly to consumers.


Sector Analysis
                                         31 December 2002       30 June 2002
                                             % (by Value)       % (by Value)

Consumer                                               31                 20
Computer/other electronics                             21                 26
Medical/health                                         21                 24
Industrial products/services                           10                 10
Chemicals                                               9                  9
Other manufacturing                                     5                  6
Other services                                          2                  3
Transportation                                          0                  2
Construction                                            1                  0
                                                     ____               ____
                                                      100                100


Portfolio Maturity
The average age of the portfolio remains low, with 77% of investments being held for three years and under (June 2002: 74%).


                                       7


Investments in Companies (GBP million)
31 December 2002

                                        Earnings/
                  W/Down        Cost  Third Party      Quoted       Total

1992 & Prior         0.2          -             -         8.4         8.6
1993                   -          -           0.2         1.2         1.4
1994                   -          -           0.9           -         0.9
1995                   -          -           0.6         1.8         2.4
1996                 1.6          -           5.7         0.1         7.4
1997                 0.9        2.1          23.0         0.7        26.7
1998                 1.9          -          25.7         1.2        28.8
1999                 1.4        0.8          19.1        10.4        31.7
2000                48.4       11.7         129.4         1.9       191.4
2001                 0.6       10.4          58.7         0.3        70.0
2002                   -      108.9             -           -       108.9
                 _______    _______       _______     _______     _______
                    55.0      133.9         263.3        26.0       478.2





Investments in Companies (GBP million)
30 June 2002



                  W/Down        Cost    Earnings/      Quoted       Total
                                      Third Party

1992 & prior         0.4           -          0.8         8.0         9.2
1993                   -           -          0.2         2.1         2.3
1994                   -           -          0.8           -         0.8
1995                0.1            -          1.9         2.2         4.2
1996                 2.5         0.4          5.7         0.1         8.7
1997                 0.2           -         25.8         4.5        30.5
1998                 0.9         0.5         40.2         1.4        43.0
1999                 1.0         1.2         16.0        15.3        33.5
2000                35.3        24.7        130.6         4.3       194.9
2001                   -        45.2         58.0         0.8       104.0
2002                   -         2.9            -           -         2.9
                    ____        ____         ____        ____        ____
Total               40.4        74.9        280.0        38.7       434.0


Deal Type
SVIIT's portfolio is biased toward Management Buy-Outs/Ins (82%), with limited exposure to early stage investing, entirely in life sciences.

                         31 December 2002    30 June 2002
                                        %               %

Early stage/Start-up                    4               4
Development                            14              17
Buy-Outs/Ins                           82              79
                                     ____            ____
                                      100             100


                                       8


Fund Commitments
At 31 December 2002, SVIIT had GBP293.4 million in uncalled commitments to nine funds (June 2002: GBP403.2 million to nine funds).

SVIIT expects to make a substantial commitment to Permira Europe III, which is being launched this month. This fund is expected to build on the success of its two predecessor funds, both of which have provided investors with superior returns to date. The fund will focus on European buy-outs and buy-ins across a range of industries and sectors.

In addition, SVIIT intends to make a commitment to the The Japan Fund IV
(JFIV), which has been launched by MKS Consulting (formerly Schroder Ventures Japan). JFIV will predominantly invest in buy-out transactions in Japan across a range of industries and sectors.



Uncalled Fund                    Amount              Amount             SVIIT
Commitments                      Called            uncalled          Uncalled
                                 (Local              (Local       commitment*
                              Currency)           Currency)              GBPm

Permira Europe I             euro189.6m            euro6.9m               4.5
Permira Europe II            euro462.8m          euro287.3m             187.2
The Japan Venture
Fund III                      Y2,928.1m             Y521.9m               2.7
Schroder Ventures
Asia Pacific Fund              US$73.7m            US$34.9m              21.7
Schroder Ventures
US Fund                        US$42.1m            US$31.1m              19.3
Schroder Canadian
Buy-Out Fund II                 C$17.0m              C$0.9m               0.4
Schroder Canadian
Buy-Out Fund III                C$14.0m             C$36.5m              14.3
Schroder Ventures
International Life
Sciences Fund II               US$77.6m             US$4.1m               2.5
International Life
Sciences Fund III               US$9.4m            US$65.6m              40.8
                                                                    _________
Total                                                                GBP293.4


*Based on exchange rates at 31 December 2002

Portfolio Performance
Distributions from realisations of GBP104.5 million were at an average premium of 120.1% to the 30 June 2002 valuations.

Calls payable during the period amounted to GBP122.7 million to fund eight new and 18 follow-on investments.

SVIIT's return on its holdings of Schroder Ventures and Permira funds is summarised below:


                                       9

                                            Six-months to    Twelve months to
                                         31 December 2002        30 June 2002
                                                     GBPm                GBPm

Opening Valuation                                   422.8               387.0
Calls Payable                                       122.7                77.5
Distributions Receivable                          (104.5)              (49.0)
                                                     ____                ____
                                                    441.0               415.5
Increase/(Decrease) in Value of                      43.0                 7.3
Portfolio
                                                   ______              ______
Closing Portfolio                                   484.0               422.8


Cash & Marketable Securities
At 31 December 2002, SVIIT's gross cash balance of GBP18.8 million (June 2002:
GBP40.3 million) was held principally in two money market funds.

Conclusion
The increase in net assets of 9.5% over the period compares to respective falls in the FTSE All-Share and FTSE World Indices of (16.3)% and (17.1)%. Over the last five years, SVIIT has reported compound growth in net assets per share of 17.5% p.a., which compares to negative compound returns of (4.7)% and (2.5)% p.a. from the FTSE All-Share and FTSE World Indices respectively over the same period.

Overall SVIIT's portfolio of companies continues to perform well, generate cash and repay debt, in spite of difficult economic and business conditions.


                                       10


Twenty Largest Underlying Companies

In the following pages, we show SVIIT's twenty largest investments by value as at 31 December 2002.


Travelodge & Little Chef (UK)

Company (GBP000's)

Cost                                            56,468

Value                                           56,461

Date of Acquisition                           Dec 2002

Travelodge is the second largest operator in the UK budget hotel sectors, providing around 13,000 rooms in 227 hotels located around Britain. Little Chef is the largest roadside restaurant chain in Britain with approximately. 400 outlets. The valuation basis is cost in fund currency; the holding represents 12.19% of net assets.


Memec (UK)

Company (GBP000's)

Cost                                          51,837

Value                                         54,278

Date of Acquisition                         Oct 2000

Memec is a global specialist semiconductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific regions. The valuation basis is EBIT; the holding represents 11.72% of SVIIT's net assets.


Cognis (Germany)

Company (GBP000's)

Cost                                          33,652

Value                                         38,114

Date of Acquisition                         Nov 2001

Cognis is a leading world-wide supplier of speciality chemicals which was carved out from Henkel in 1999. The three divisions of the Cognis Group - Oleochemicals, Care Chemicals and Organic Specialities - supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers. The valuation basis is EBIT; the holding represents 8.23% of SVIIT's net assets.


                                       11
Ferretti (Italy)

Company (GBP000's)

Cost                                          31,780

Value                                         32,850

Date of Acquisition                         Nov 2002

Ferretti was originally acquired by funds advised by Permira in 1998 and floated on the Milan Stock Exchange in June 2000. At flotation Permira sold the majority of its interest in Ferretti and has since sold its remaining holding. Since 1998 the Ferretti Group has grown organically and through acquisitions and is currently Europe's largest builder of luxury motor yachts. The valuation basis is cost in fund currency; the holding represents 7.09% of SVIIT's net assets.

Hogg Robinson (UK)

Company (GBP000's)

Cost                                          24,154

Value                                         24,897

Date of Acquisition                        June 2000

Hogg Robinson is a services company comprising two principal activities: international business travel and outsourced employee benefit services. The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing. The valuation basis is EBIT; the holding represents 5.38% of SVIIT's net assets.

Takko (Germany)

Company (GBP000's)

Cost                                          18,494

Value                                         20,029

Date of Acquisition                         Mar 2000

Takko is a retailer of fashionable "value for money" clothing targeting the young family and women aged between 25 and 40. It runs over 520 stores in Germany and Austria. The valuation basis is EBIT; the holding represents 4.32% of SVIIT's net assets.


                                       12


Sirona Dental Systems Group (Germany)

Company (GBP000's)

Cost                                          16,066

Value                                         18,068

Date of Acquisition                         Nov 1997

Sirona is a manufacturer of professional dental equipment with its own distribution network. The company is a total system provider of dental equipment and is recognised globally for providing high quality, technologically superior products covering nearly the entire product range for the dental practice. The valuation basis is EBIT; the holding represents 3.90% of SVIIT's net assets.

Austriamicrosystems (formerly AMS) (Austria)

Company (GBP000's)

Cost                                          36,192

Value                                         16,064

Date of Acquisition                        June 2000

Austriamicrosystems designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end-customer markets. The valuation basis is write-down; the holding represents 3.47% of SVIIT's net assets.

Leica Microsystems (Germany)

Company (GBP000's)

Cost                                          11,849

Value                                         12,635

Date of Acquisition                         Mar 1998

Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semiconductor industries. The company has leading positions in most of its markets and a strong track record in product innovation. The valuation basis is EBIT; the holding represents 2.73% of SVIIT's net assets.


                                       13


Grammer (Germany)

Company (GBP000's)

Cost                                          9,288

Value                                        10,094

Date of Acquisition                       June 2001

Grammer supplies seating equipment to the automotive/commercial vehicle industry. The company serves three different segments of the automotive/commercial vehicle industry: automotive equipment (mainly seating utilities), commercial vehicle driver seats and commercial vehicle passenger seats. The valuation basis is EBIT; the holding represents 2.18% of net assets.

Kiekert (Germany)

Company (GBP000's)

Cost                                          14,545

Value                                          9,924

Date of Acquisition                        Sept 2000

Kiekert produces complete systems for all devices that open, close, lock and unlock cars and has operated in this market since 1920. Products include highly integrated system locks as well as complex door modules. The valuation basis is write-down; the holding represents 2.14% of SVIIT's net assets.

EEMS (Italy)

Company (GBP000's)

Cost                                           1,759

Value                                          9,568

Date of Acquisition                         May 1999

EEMS performs assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules, which are used in PCs, telecoms and the automotive industry. The valuation basis is EBIT; the holding represents 2.07% of SVIIT's net assets.


                                       14


AP Plasman (Canada)

Company (GBP000's)

Cost                                          11,048

Value                                          8,331

Date of Acquisition                        Sept 2000

AP Plasman is an integrated group of five companies providing moulds and plastic components in addition to the painting and finishing of parts, primarily for the automotive industry. The valuation basis is write-down; the holding represents 1.80% of SVIIT's net assets.

Parkway Holdings (Singapore)

Company (GBP000's)

Cost                                          19,700

Value                                          7,777

Date of Acquisition                         Dec 1999

Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted; the holding represents 1.68% of SVIIT's net assets.

Betts Group Holdings (UK)

Company (GBP000's)

Cost                                           6,345

Value                                          7,369

Date of Acquisition                         Nov 1998

Betts is a specialist packaging and injection-moulding business focused on the pharmaceutical and oral care markets. Betts makes toothpaste and pharmaceutical tubes, asthma inhalers and other specialised packaging in plants located in the UK, US, Poland and Asia. The valuation basis is EBIT; the holding represents 1.59% of SVIIT's net assets.


                                       15


Mesa Communications (USA)

Company (GBP000's)

Cost                                           8,766

Value                                          7,249

Date of Acquisition                         Mar 2000

Mesa is an independent owner and manager of wireless communication towers, growing aggressively through acquisition and development in the US. The valuation basis is write-down; the holding represents 1.57% of SVIIT's net assets.

TFL (Germany)

Company (GBP000's)

Cost                                           4,724

Value                                          7,146

Date of Acquisition                         Mar 2001

TFL is a supplier of speciality chemicals to the leather processing industry. Established in 1996 as a joint venture between two of the world's leading chemical companies, TFL, with six production sites worldwide, has positioned itself as a supplier of the full product range for all stages of the leather production process, providing a single source for its customers (predominantly tanneries). The valuation basis is EBIT; the holding represents 1.54% of SVIIT's net assets.

Euro Dental (Germany)

Company (GBP000's)

Cost                                           3,684

Value                                          7,050

Date of Acquisition                         Jan 2000

Euro Dental is a leading mail order house for dental consumables in Germany. The company has two subsidiaries, Krugg, the market leading distributor of dental consumables in Italy and a small start-up company called Dentranet, which is aimed at exploiting e-commerce opportunities in the German dental consumables market. The valuation basis is EBIT; the holding represents 1.52% of SVIIT's net assets.


                                       16


Washtec (Germany)

Company (GBP000's)

Cost                                           5,939

Value                                          6,430

Date of Acquisition                         Feb 1998

Washtec was formed from the merger of California Kleindienst and Wesumat, and manufactures car wash equipment. Permira funds had previously invested in California Kleindienst. The valuation basis is quoted; the holding represents 1.39% of SVIIT's net assets.

Med Eng (Canada)

Company (GBP000's)

Cost                                           1,789

Value                                          5,549

Date of Acquisition                         Jan 2000

Med Eng designs and manufactures protection systems worn by individuals working with explosive devices (including anti-personnel land mines and chemical/biological devices) and by crowd-control security forces. The valuation basis is EBIT; the holding represents 1.20% of net assets.


                                       17


              Schroder Ventures International Investment Trust plc
                               Unaudited Results

                     CONSOLIDATED STATEMENT OF TOTAL RETURN
                      (incorporating the Revenue Account)


                     For the six-months ended          For the year ended
                        to 31 December 2002             to 30 June 2002
                   Revenue   Capital      Total   Revenue   Capital     Total
                   GBP'000   GBP'000    GBP'000   GBP'000   GBP'000   GBP'000

Realised gains
on investments           -    57,997     57,997         -    11,914    11,914
Unrealised
losses on                -   (15,420)  (15,420)         -   (4,202)   (4,202)
investments
Gains on
investments              -    42,577     42,577         -     7,712     7,712
Exchange losses
on loans                 -     (901)      (901)         -         -         -
Exchange
(losses)/gains
on currency
balances              (17)       591        574         3        42        45
Income               3,385         -      3,385     7,674         -     7,674
Expenses           (4,065)         -    (4,065)   (7,293)         -   (7,293)
Net
(deficit)/return
before
finance costs
and taxation         (697)    42,267     41,570       384     7,754     8,138
Interest
payable and
similar charges    (1,523)         -    (1,523)   (1,832)         -   (1,832)
Net
(deficit)/return
on ordinary
activities
before taxation    (2,220)    42,267     40,047   (1,448)     7,754     6,306
Tax on ordinary
activities              36         -         36     (105)         -     (105)
(Deficit)/return
on ordinary
activities
after taxation     (2,184)    42,267     40,083   (1,553)     7,754     6,201
Minority
interest -
equity                 (1)        23         22       (2)        16        14
(Deficit)/return
on ordinary
activities
after tax and
minority
interest
attributable
to equity
shareholders       (2,185)    42,290     40,105   (1,555)     7,770     6,215
Dividends                -         -          -         -         -         -
(Deficit)/return
on ordinary
activities         (2,185)    42,290     40,105   (1,555)     7,770     6,215
(Deficit)/return
per ordinary
share               (2.14)p    41.35p     39.21p   (1.52)p     7.60p     6.08p


The revenue column of this statement is the Group's profit and loss account. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the six-months.


                                       18


                 Schroder Ventures International Investment Trust plc
                                 Unaudited Results

                          COMPANY STATEMENT OF TOTAL RETURN
                         (incorporating the Revenue Account)




                         For the six-months ended            For the year ended
                              to 31 December 2002               to 30 June 2002
                     Revenue   Capital      Total   Revenue   Capital     Total
                     GBP'000   GBP'000      GBP'000 GBP'000   GBP'000   GBP'000

  Realised gains           -    57,969       57,969       -    11,654    11,654
  on investments
  Unrealised               -   (15,300)     (15,300)      -   (3,587)   (3,857)
  losses on
  investments
  Gains on                 -    42,669       42,669       -    8,067     8,067
  investments
  Exchange losses          -     (901)        (901)       -        -         -
  on loans
  Exchange                 -      629        629          -      (91)      (91)
  gains/(losses)
  on currency
  balances
  Income                 521        -        521        1,638      -     1,638
  Expenses              (755)       -       (755)        (927)     -      (927)
  Net
  (deficit)/return      (234)    42,397   42,163          711   7,976    8,687
  before
  finance costs
  and taxation
  Interest            (1,522)       -     (1,522)     (1,832)      -    (1,832)
  payable and
  similar charges
  Net
  (deficit)/return    (1,756    42,397    40,641      (1,121)   7,976    6,855
  on ordinary
  activities
  before taxation
  Tax on ordinary        (1)       -          (1)       (116)      -      (116)
  activities
  (Deficit)/return
  on ordinary        (1,757)    42,397    40,640      (1,237)   7,976    6,739
  activities
  after taxation
  Dividends               -          -         -           -        -        -
  (Deficit)/return
  on ordinary        (1,757)    42,397    40,640      (1,237)   7,976    6,739
  activities
  (Deficit)/return
                      (1.72)p   41.46p    39.74p       (1.21)p  7.80p    6.59p
  per ordinary
  share



The revenue column of this statement is the Company's profit and loss account. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the six-months.

                                      19

               Schroder Ventures International Investment Trust plc
                              Unaudited Results

                               BALANCE SHEETS




                               31 December 2002                    30 June 2002
                                   Group             Company       Group     Company
                                   GBP'000           GBP'000       GBP'000   GBP'000

 Tangible fixed assets                 282                 -           296         -

                                       282                 -           296         -

  Fixed asset
  investments
  Funds and                        483,959           459,043       422,823   401,348
  co-investments
  Money market                      13,911            13,911        31,000    31,000
  instruments
  Investment in                          -            28,920             -    29,560
  subsidiaries

                                   497,870           501,874       453,823   461,908

  Current assets
  Debtors                            4,490             1,364         3,548     1,799
  Cash at bank and                   4,887             1,031         9,303       798
  short-term deposits

                                     9,377             2,395        12,851     2,597

  Current liabilities
  Creditors: amounts
  falling due                       (4,783)             (817)       (4,357)   (1,742)
  within one year

  Net current                        4,594              1,578         8,494      855
  assets/(liabilities)

  Total assets less                502,746            503,452       462,613  462,763
  current liabilities
  Creditors: amounts
  falling due                      (39,201)           (39,201)      (39,152) (39,152)
  after one year
  Minority interest -                 (100)                  -         (100)        -
  non-equity
  Minority interest -                 (253)                  -         (274)        -
  equity

  Net assets                       463,192             464,251       423,087   423,611
  Capital and reserves
  Called up share                  102,266             102,266       102,266   102,266
  capital
  Share premium account              7,453               7,453         7,453     7,453
  Share purchase                    92,054              92,054        92,054    92,054
  reserve
  Capital redemption                 3,204               3,204         3,204     3,204
  reserve
  Capital reserve                  258,995             259,080       216,705   216,683
  Revenue reserve                     (780)                194         1,405     1,951

  Equity shareholders'             463,192             464,251       423,087   423,611
  funds

  Net asset value per               452.9p              454.0p        413.7p    414.2p
  ordinary share -
  undiluted

  Net asset value per               445.8p              446.7p        412.3p    412.8p
  ordinary share -
  diluted

                                                     20

                         Schroder Ventures International Investment Trust plc
                                        Unaudited Results

                                 CONSOLIDATED CASHFLOW STATEMENT



                                        For the six-months   For the year ended
                                                    ended       to 30 June 2002
                                      to 31 December 2002
                                                  GBP'000               GBP'000

  Operating activities
  Income received on investments                      440                 1,567
  Interest received                                   228                   454
  Administration fee income                         1,857                 5,047
  received
  Administrative expenses paid                    (2,433)               (7,279)

  Net cash inflow/(outflow) from                       92                 (211)
  operating activities

  Return on investments and
  servicing of finance
  Loan facility costs                               (634)                 (550)
  Interest paid on convertible                    (1,801)                     -
  bonds

  Net cash outflow from                           (2,435)                 (550)
  investments and servicing of
  finance

  Taxation
  Overseas tax suffered                              (24)                 (117)

  Total tax paid                                     (24)                 (117)

  Capital expenditure and
  financial investment
  Purchase of money market                      (127,797)             (316,731)
  instruments
  Purchase of tangible fixed                         (34)                 (311)
  assets
  Sale of money market                            144,494               311,001
  instruments
  Calls paid                                    (122,677)              (77,474)
  Capital distributions received                  104,510                48,976

  Net cash outflow from capital
  expenditure                                     (1,504)              (34,539)
  and financial investment

  Equity dividends paid
  Dividends                                             -               (1,841)

  Total dividends paid                                  -               (1,841)

  Financing
  Drawdown from loan facility                      25,110                     -
  Repayment of loan facility                     (26,011)                     -
  Proceeds from convertible bond                        -                40,000
  issue
  Issue costs and listing costs                     (218)                 (675)
  of convertible bonds

  Net cash (outflow)/inflow from                  (1,119)                39,325
  financing

  Net cash (outflow)/inflow                       (4,990)                 2,067

 Reconciliation of net cash flow to movement in net
 (debt)/funds
  (Decrease)/increase in cash                     (4,990)                 2,067
  during the period
  Exchange gain on currency                           574                    45
  balances
  Increase of convertible bonds                      (49)              (39,152)

  Change in net debt                              (4,465)              (37,040)
  Net (debt)/funds at the                        (29,849)                 7,191
  beginning of the period

  Net debt at the end of the                     (34,314)              (29,849)
  period

                                       21

Notes:

1. Audit Status

The above financial information is unaudited and does not amount to statutory accounts under Section 240 of the Companies Act 1985 (as amended). The information given as comparative figures for the financial year ended 30 June 2002 does not constitute the Company's statutory accounts for that financial year. Statutory accounts for the financial year ended 30 June 2002 have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

The statutory accounts for the six-months ended 31 December 2002 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

This announcement is prepared on the basis of the accounting policies as set out in the most recent published set of annual financial statements.

This statement was approved by the Board of Directors on 10 March 2003.

2.  Final Dividend

No final dividend has been declared in respect of the six-months ended 31 December 2002.

3.  Diluted NAV

At 31 December 2002, the diluted NAV's are 445.8p for the Group and 446.7p for the Company. The diluted NAV calculations assume that share options with a strike price lower than the undiluted NAV are exercised at the balance sheet date, resulting in the issue of 4,253,363 ordinary shares for consideration of GBP16,372,000. In addition, the GBP40 million convertible bonds are assumed to convert at the balance sheet date at an exercise price of 399p into 10,025,062 ordinary shares.

4.  Annual Report & Accounts

Copies of the report and accounts will be circulated to shareholders in March 2003, and from the date of release may also be obtained from the Registered Office of the Company at 31 Gresham Street, London, EC2V 7QA.

                                   22

           NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED
                                   PERSONS
All relevant boxes should be completed in block capital letters.



  1.    Name of company                  2.    Name of director
        Schroder Ventures                      Anthony Habgood
        International Investment Trust
        plc

  3.    Please state whether             4.    Name of registered holder(s)
        notification indicates that it         and, if more than one holder,
        is in respect of holding of            the number of shares held by
        the director named in 2 above          each of them (if notified)
        or holding of that person's
        spouse or children under the
        age of 18 or in respect of a
        non-beneficial interest
        Non-beneficial interest as             Barratt and Cooke Nominees
        Trustee of a Trust                     Limited

  5.    Please state whether             6.    Please state the nature of the
        notification relates to a              transaction. For PEP
        person(s) connected with the           transactions please indicate
        director named in 2 above and          whether general/single co PEP
        identify the connected                 and if discretionary/non
        person(s)                              discretionary
        N/A                                    Market Purchase



  7.    Number of      8.    Percentage  9.    Number of      10.    Percentage
        shares/amount        of issued         shares/amount         of issued
        of stock             class             of stock              class
        acquired                               disposed

        12,500               0.012%            -                     -

  11.   Class of       12.   Price per   13.   Date of        14.    Date
        security             share             transaction           company
                                                                     informed
        Ordinary             401p              14 March              14 March
        Shares                                 2003                  2003



  15.    Total holding following this       16.    Total percentage holding of
         notification                              issued class following this
                                                   notification
         25,000 Ordinary Shares                    0.024%
         (beneficial)                              0.012%
         12,500 Ordinary Shares
         (non-beneficial)

If a director has been granted options by the company please complete the following boxes.



  17.    Date of grant                    18.    Period during which or date on
                                                 which exercisable

  19.    Total amount paid (if any) for   20.    Description of shares or
         grant of the option                     debentures involved: class,
                                                 number

  21.    Exercise price (if fixed at      22.    Total number of shares or
         time of grant) or indication            debentures over which options
         that price is to be fixed at            held following this
         time of exercise                        notification

  23.    Any additional information       24.    Name of contact and telephone
                                                 number for queries.

                                                 John Spedding Tel: 020 7658
                                                 3206

  25. Name and signature of authorised company official responsible for making this notification

         Date of notification 14 March 2003
                                              John Spedding
                                              For SCHRODER INVESTMENT
                                              MANAGEMENT LIMITED
                                              Secretaries

                                     23



For immediate release 19 March 2003


                  SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

In compliance with Section 329 of the Companies Act 1985 and Chapter 16, paragraph 13 of the Listing Rules, we hereby notify you that on 13 March 2003 the following directors of Schroder Ventures International Investment Trust plc were granted options giving them the right to acquire the numbers of ordinary shares in Schroder Ventures International Investment Trust plc set out below under the Rules of the Company's Executive Share Option Plan 2001:



Nick Ferguson      349,840
Andrew Williams    239,847

The options were granted at a price of GBP3.9275 per share and are not normally exercisable for three years and then only if the applicable performance targets have been met.

For further information, please contact:

Schroder Ventures International Investment Trust plc
John McLachlan/Nick Ferguson                              020 7010 8911

Schroder Ventures (London) Limited
Alice Todhunter                                           020 7010 8925

GCI Financial
Annabel O'Connor                                          020 7072 4226


                                    24



For immediate release 19 March 2003




        SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC ("SVIIT")

                                 GRANT OF OPTIONS


SVIIT announces that 1,227,464 options over shares were granted on 13 March 2003 to qualifying participants.

Of these options over shares, 1,193,754 were granted at a price of GBP3.9275 per share and 33,710 were granted at a price of GBP3.975 per share. These options are not normally exercisable for three years and then only if the applicable performance targets have been met.

Of the above allocation, 349,840 options over shares were granted to Nick Ferguson, and 239,847 to Andrew Williams, both directors of SVIIT, at a price of GBP3.9275 per share.

For further information, please contact:

Schroder Ventures International Investment Trust plc
John McLachlan/Nick Ferguson                              020 7010 8911

Schroder Ventures (London) Limited
Alice Todhunter                                           020 7010 8925

GCI Financial
Emily Morris                                              020 7072 4226


                                      25

19 March 2003


RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

                      SUBSTANTIAL SHARE INTEREST NOTIFICATION

     We are writing to advise you that the Company was notified on 18 March 2003 that Morgan Stanley Securities Limited has an interest in 3,251,226 ordinary shares of GBP1 each in the Company, amounting to 3.18 per cent of the 102,391,012 shares in issue. The interest in 2,749,226 shares is pursuant to Section 208(5) of the Act.


Yours faithfully,


John Spedding
For SCHRODER INVESTMENT MANAGEMENT LIMITED
Secretaries

                                    26


19 March 2003


RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

                        SUBSTANTIAL SHARE INTEREST NOTIFICATION

     We are writing to advise you that the Company was notified on 19 March 2003 that following a purchase of shares, Lansdowne Partners Limited Partnership, on behalf of client funds that it manages, has an interest in 5,758,162 ordinary shares of GBP1 each in the Company, amounting to 5.62 per cent of the 102,391,012 shares in issue.


Yours faithfully,


John Spedding
For SCHRODER INVESTMENT MANAGEMENT LIMITED
Secretaries

                                   27

                                                               21 March 2003



                            Substantial Share Interest


     Schroder Ventures International Investment Trust plc ("SVIIT") announces that it has been advised by Schroders plc that it has sold 6,000,000 GBP1 ordinary shares in the Company for a consideration of GBP24.9million, reducing its holding of the shares in issue from 12.8% to 6.9%. Following this sale, together with Schroder Investment Management Limited and its clients, Schroders plc has a total interest in SVIIT's ordinary capital of 23.2% (previously 27.8%).


The shares were allocated via UBS Warburg.


For further information, please contact:

Schroder Ventures International Investment Trust plc
Nick Ferguson                                                020 7010 8911

Schroder Ventures (London) Limited
Alice Todhunter                                              020 7010 8925


                                  28


                                                              21 March 2003



                      SUBSTANTIAL SHARE INTEREST NOTIFICATION

We are writing to advise you that the Company was notified on 20 March 2003 that, following a disposal of an interest in some of its shares in the Company on 18 March 2003, Morgan Stanley Securities Limited no longer has a notifiable interest in the ordinary shares of GBP1 each in the Company.



Enquiries:

John Spedding
Schroder Investment Management Limited
Tel: 020 7658 3206


                                    29

                                                             21 March 2003


                     SUBSTANTIAL SHARE INTEREST NOTIFICATION

We are writing to advise you that the Company was notified on 21 March 2003 that AEGON Investment Management BV has an aggregate interest in 22,403,665 ordinary shares of GBP1 each in the Company, amounting to 21.88 per cent of the 102,391,012 shares in issue.

AEGON Investment Management BV is acting on behalf of both AEGON Aandelenfonds NV, a listed investment company who has an interest in 20,133,164 ordinary shares of GBP1 each and Van Nierop Maatschappijbelegging, who has an interest in 2,270,501 ordinary shares of GBP1 each.

The date of the transaction was not disclosed.




Enquiries:

John Spedding
Schroder Investment Management Limited
Tel: 020 7658 3206

                                     30

                                                              25 March 2003


                      SUBSTANTIAL SHARE INTEREST NOTIFICATION

The Company was notified on 25 March 2003 that Schroder Investment Management Limited, who is managing on a discretionary basis investment portfolios for clients or unit trusts operated by its wholly-owned subsidiary, Schroder Unit Trusts Limited, has an interest in the Company amounting to 16,622,251 ordinary shares of GBP1 each, being 16.23% of the 102,391,012 shares in issue.

The notification also advised that Schroders plc, Schroder Investment
Management Limited's holding company, which is treated as having an interest in all of the above shares under the Companies Act by virtue of its ownership of Schroder Investment Management Limited, holds a beneficial interest in 7,113,449 ordinary shares of GBP1 each, being 6.95% of the 102,391,012 shares in issue.

The date of the transactions were not disclosed.



Enquiries:

John Spedding
Schroder Investment Management Limited
Tel: 020 7658 3206

                                    31

                                                               26 March 2003


                     SUBSTANTIAL SHARE INTEREST NOTIFICATION

We are writing to advise you that the Company was notified on 25 March 2003, that Fidelity International Limited has a notifiable interest in the Company's issued capital amounting to 4,551,451 ordinary shares.

The holding represents 4.45% of the Company's 102,391,012 shares in issue. The date of the transactions was not disclosed.




Enquiries:

John Spedding
Schroder Investment Management Limited
Tel: 020 7658 3206

                                    32


                                                               31 March 2003


           Report and Accounts for the six months ended 31 December 2002


Schroder Ventures International Investment Trust plc has today submitted its Report and Accounts for the six months ended 31 December 2002 to the UK Listing Authority. The Report will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone number: 020 7676 1000

Enquiries:

John Spedding
Schroder Investment Management Limited          Tel: 020 7658 3206


                                     33

                      For immediate release 3 April 2003


        Schroder Ventures International Investment Trust plc (SVIIT)

            New Investments, Convertible Bond Issue and Funding

As announced in the results for the six-months to 31 December 2002, SVIIT intends to commit to two new private equity funds in the coming months, including a substantial commitment to Permira Europe III.

The Directors believe that the current investment environment for private equity provides an excellent opportunity for SVIIT to make commitments to new private equity funds, which have the potential to provide for future net asset growth. In order to provide SVIIT with the maximum flexibility to capitalise on these opportunities SVIIT intends to raise in the region of GBP40 million through a private placement of Subordinated Convertible Bonds. These Bonds will rank pari passu* with the existing GBP40 million 4.5 % Subordinated Convertible Bonds due 2011 issued by the Company in November 2001. The new Bonds will have a coupon of 4.5% and a maturity of 2013. The conversion price will be struck at a premium to SVIIT's 31 December 2002 net asset value, and share price at the time of pricing and closing expected to be towards the end of April. The placing is lead managed by UBS Warburg.

In addition to this, SVIIT is currently in discussions with its bankers to increase its euro225 million multi-currency revolving credit facility (which remains undrawn) by approximately 25%. Any increase in this loan facility is conditional on existing bondholders' approval.

                              Enquiries

          Schroder Ventures International Investment Trust plc
Nick Ferguson                                     020 7010 8911

                     Schroder Ventures (London) Limited
Alice Todhunter                                    020 7010 8925

                             UBS Warburg
Will Rogers                                        020 7568 2939
Chris Lunn                                         020 7568 4848
Chris Agar                                         020 7568 0571
Phil Higgs                                         020 7568 0960



Not for distribution in the United States. This is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration and any public offering of the securities to be made in the United States will be made by means of a prospectus which will contain detailed information about SVIIT and its management as well as its financial statements.


                                     34

              NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED
                                   PERSONS
All relevant boxes should be completed in block capital letters.



  1.    Name of company                  2.    Name of director
        Schroder Ventures                      Nicholas Ferguson
        International Investment Trust
        plc

  3.    Please state whether             4.    Name of registered holder(s)
        notification indicates that it         and, if more than one holder,
        is in respect of holding of            the number of shares held by
        the director named in 2 above          each of them (if notified)
        or holding of that person's
        spouse or children under the
        age of 18 or in respect of a
        non-beneficial interest

        Director and Spouse                    Schroder Nominees Limited as a
                                               registered holder of shares in
                                               the Schroder ISA plan
  5.    Please state whether             6.    Please state the nature of the
        notification relates to a              transaction. For PEP
        person(s) connected with the           transactions please indicate
        director named in 2 above and          whether general/single co PEP
        identify the connected                 and if discretionary/non
        person(s)                              discretionary
        Notification includes Mrs J            Market Purchase through an ISA
        Ferguson



  7.    Number of      8.    Percentage  9.    Number of      10.    Percentage
        shares/amount        of issued         shares/amount         of issued
        of stock             class             of stock              class
        acquired                               disposed
        3,284                0.0032%           -                     -

 11.   Class of       12.   Price per   13.   Date of         14.    Date
       security             share             transaction            company
                                                                     informed
        Ordinary             424p              28 March              2 April
        shares                                 2003                  2003



  15.    Total holding following this       16.    Total percentage holding of
         notification                              issued class following this
                                                   notification
         233,284 Ordinary Shares                   0.228%
         (beneficial)                              0.027%
         27,900 Ordinary Shares                    0.25%
         (non-beneficial)
         GBP100,000 Convertible Bonds
         (non-beneficial)

If a director has been granted options by the company please complete the following boxes.



  17.    Date of grant                    18.    Period during which or date on
                                                 which exercisable
  19.    Total amount paid (if any) for   20.    Description of shares or
         grant of the option                     debentures involved: class,
                                                 number

  21.    Exercise price (if fixed at      22.    Total number of shares or
         time of grant) or indication            debentures over which options
         that price is to be fixed at            held following this
         time of exercise                        notification

  23.    Any additional information       24.    Name of contact and telephone
                                                 number for queries.

                                                 John Spedding Tel: 020 7658
                                                 3206



  25. Name and signature of authorised company official responsible for making this notification

         Date of notification 3 April 2003
                                              John Spedding
                                              For SCHRODER INVESTMENT
                                              MANAGEMENT LIMITED
                                              Secretaries

                                        35

                NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED
                                     PERSONS

All relevant boxes should be completed in block capital letters.



  1.    Name of company                  2.    Name of director
        Schroder Ventures                      John McLachlan
        International Investment Trust
        plc

  3.    Please state whether             4.    Name of registered holder(s)
        notification indicates that it         and, if more than one holder,
        is in respect of holding of            the number of shares held by
        the director named in 2 above          each of them (if notified)
        or holding of that person's
        spouse or children under the
        age of 18 or in respect of a
        non-beneficial interest
        Director                               Schroder Nominees Limited as a
                                               registered holder of shares
                                               in the Schroder ISA plan.

  5.    Please state whether             6.    Please state the nature of the
        notification relates to a              transaction. For PEP
        person(s) connected with the           transactions please indicate
        director named in 2 above and          whether general/single co PEP
        identify the connected                 and if discretionary/non
        person(s)                              discretionary
        N/A                                    Market purchase held through an
                                               ISA



  7.    Number of      8.    Percentage  9.    Number of      10.    Percentage
        shares/amount        of issued         shares/amount         of issued
        of stock             class             of stock              class
        acquired                               disposed
        1,654                0.0016%           -                     -

  11.   Class of       12.   Price per   13.   Date of        14.    Date
        security             share             transaction           company
                                                                     informed
        Ordinary             421.00p           31 March              2 April
        Shares                                 2003                  2003



  15.    Total holding following this     16.    Total percentage holding of
         notification                            issued class following this
                                                 notification
         18,077 Ordinary Shares                  0.018%

If a director has been granted options by the company please complete the following boxes.



  17.    Date of grant                    18.    Period during which or date on
                                                 which exercisable

  19.    Total amount paid (if any) for   20.    Description of shares or
         grant of the option                     debentures involved: class,
                                                 number

  21.    Exercise price (if fixed at      22.    Total number of shares or
         time of grant) or indication            debentures over which options
         that price is to be fixed at            held following this
         time of exercise                        notification

  23.    Any additional information       24.    Name of contact and telephone
                                                 number for queries.
         Director not yet informed
                                                 John Spedding Tel: 020 7658
                                                 3206



  25. Name and signature of authorised company official responsible for making this notification

         Date of notification 3 April 2003
                                              John Spedding
                                              For SCHRODER INVESTMENT
                                              MANAGEMENT LIMITED
                                              Secretaries


                                     36


9 April 2003


RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

                       SUBSTANTIAL SHARE INTEREST NOTIFICATION

     We are writing to advise you that the Company was notified on 8 April 2003 that following a purchase of shares, Lansdowne Partners Limited Partnership, on behalf of client funds that it manages, has an interest in 6,712,162 ordinary shares of GBP1 each in the Company, amounting to 6.56 per cent of the 102,391,012 shares in issue. The date of the transaction was not disclosed.


Yours faithfully,





John Spedding
For SCHRODER INVESTMENT MANAGEMENT LIMITED
Secretaries




                                   37




                                                              25 April 2003


                               Annual General Meeting

The Company announces that at the Annual General Meeting of the Company, held at 31 Gresham Street, London, EC2V 7QA, at 12.00 noon on Friday 25 April 2003, the Resolutions numbered 1 to 11 as set out in the Notice of Meeting were duly passed.
_____________________________________________________________________

Enquiries:

John Spedding
Schroder Investment Management Limited       020 7658 3206

                                    38


               NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED
                                         PERSONS

All relevant boxes should be completed in block capital letters.



  1.    Name of company                  2.    Name of director
        Schroder Ventures                      Nicholas Ferguson
        International Investment Trust
        plc

  3.    Please state whether             4.    Name of registered holder(s)
        notification indicates that it         and, if more than one holder,
        is in respect of holding of            the number of shares held by
        the director named in 2 above          each of them (if notified)
        or holding of that person's
        spouse or children under the
        age of 18 or in respect of a
        non-beneficial interest
        Director and Spouse                    Schroder & Co. Nominees Limited

  5.    Please state whether             6.    Please state the nature of the
        notification relates to a              transaction. For PEP
        person(s) connected with the           transactions please indicate
        director named in 2 above and          whether general/single co PEP
        identify the connected                 and if discretionary/non
        person(s)                              discretionary
        Notification includes Mrs J            Subscription
        Ferguson, spouse



  7.    Number of      8.    Percentage  9.    Number of      10.    Percentage
        shares/amount        of issued         shares/amount         of issued
        of stock             class             of stock              class
        acquired                               disposed
        GBP500,000             1.25%             -                     -

  11.   Class of       12.   Price per   13.   Date of        14.    Date
        security             share             transaction           company
                                                                     informed
        Convertible          N/A               14 May 2003           15 May
        Bonds 2013                                                   2003



  15.    Total holding following this     16.    Total percentage holding of
         notification                            issued class following this
                                                 notification
         GBP500,000 Convertible Bonds              1.25 %
         2013

If a director has been granted options by the company please complete the following boxes.



  17.    Date of grant                    18.    Period during which or date on
                                                 which exercisable
  19.    Total amount paid (if any) for   20.    Description of shares or
         grant of the option                     debentures involved: class,
                                                 number

  21.    Exercise price (if fixed at      22.    Total number of shares or
         time of grant) or indication            debentures over which options
         that price is to be fixed at            held following this
         time of exercise                        notification

  23.    Any additional information       24.    Name of contact and telephone
                                                 number for queries.

                                                 John Spedding



  25. Name and signature of authorised company official responsible for making this notification

         Date of notification 15 May 2003
                                              John Spedding
                                              For Schroder Investment
                                              Management Limited
                                              Secretaries

                                       39




                  NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED
                                          PERSONS

All relevant boxes should be completed in block capital letters.



  1.    Name of company                  2.    Name of director
        Schroder Ventures                      Anthony Habgood
        International Investment Trust
        plc

  3.    Please state whether             4.    Name of registered holder(s)
        notification indicates that it         and, if more than one holder,
        is in respect of holding of            the number of shares held by
        the director named in 2 above          each of them (if notified)
        or holding of that person's
        spouse or children under the
        age of 18 or in respect of a
        non-beneficial interest
        Director only                          Zeban Nominees Limited

  5.    Please state whether             6.    Please state the nature of the
        notification relates to a              transaction. For PEP
        person(s) connected with the           transactions please indicate
        director named in 2 above and          whether general/single co PEP
        identify the connected                 and if discretionary/non
        person(s)                              discretionary
        N/A                                    Subscription



  7.    Number of      8.    Percentage  9.    Number of      10.    Percentage
        shares/amount        of issued         shares/amount         of issued
        of stock             class             of stock              class
        acquired                               disposed
        GBP200,000             0.50%             -                     -

11.   Class of       12.   Price per   13.   Date of        14.    Date
        security             share             transaction           company
                                                                     informed
        Convertible          N/A               14 May 2003           15 May
        Bonds 2013                                                   2003



  15.    Total holding following this     16.    Total percentage holding of
         notification                            issued class following this
                                                 notification
         GBP200,000 Convertible Bonds              0.50%
         2013

If a director has been granted options by the company please complete the following boxes.



  17.    Date of grant                    18.    Period during which or date on
                                                 which exercisable

  19.    Total amount paid (if any) for   20.    Description of shares or
         grant of the option                     debentures involved: class,
                                                 number

  21.    Exercise price (if fixed at      22.    Total number of shares or
         time of grant) or indication            debentures over which options
         that price is to be fixed at            held following this
         time of exercise                        notification

  23.    Any additional information       24.    Name of contact and telephone
                                                 number for queries.

                                                 John Spedding



  25. Name and signature of authorised company official responsible for making this notification

         Date of notification 15 May 2003
                                              John Spedding
                                              For Schroder Investment
                                              Management Limited
                                              Secretaries


                                       40



                 NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED
                                         PERSONS

All relevant boxes should be completed in block capital letters.



  1.    Name of company                  2.    Name of director
        Schroder Ventures                      Denis Raeburn
        International Investment Trust
        plc

  3.    Please state whether             4.    Name of registered holder(s)
        notification indicates that it         and, if more than one holder,
        is in respect of holding of            the number of shares held by
        the director named in 2 above          each of them (if notified)
        or holding of that person's
        spouse or children under the
        age of 18 or in respect of a
        non-beneficial interest
        Director only                          Coutts Bank (Switzerland) Ltd.

  5.    Please state whether             6.    Please state the nature of the
        notification relates to a              transaction. For PEP
        person(s) connected with the           transactions please indicate
        director named in 2 above and          whether general/single co PEP
        identify the connected                 and if discretionary/non
        person(s)                              discretionary
        N/A                                    Subscription



  7.    Number of      8.    Percentage  9.    Number of      10.    Percentage
        shares/amount        of issued         shares/amount         of issued
        of stock             class             of stock              class
        acquired                               disposed
        GBP500,000             1.25%             -                     -

  11.   Class of       12.   Price per   13.   Date of        14.    Date
        security             share             transaction           company
                                                                     informed
        Convertible          N/A               14 May 2003           15 May
        Bonds 2013                                                   2003



  15.    Total holding following this     16.    Total percentage holding of
         notification                            issued class following this
                                                 notification
         GBP500,000 Convertible Bonds              1.25%
         2013

If a director has been granted options by the company please complete the following boxes.



  17.    Date of grant                    18.    Period during which or date on
                                                 which exercisable

  19.    Total amount paid (if any) for   20.    Description of shares or
         grant of the option                     debentures involved: class,
                                                 number

  21.    Exercise price (if fixed at      22.    Total number of shares or
         time of grant) or indication            debentures over which options
         that price is to be fixed at            held following this
         time of exercise                        notification

  23.    Any additional information       24.    Name of contact and telephone
                                                 number for queries.

                                                 John Spedding



  25. Name and signature of authorised company official responsible for making this notification

         Date of notification 15 May 2003
                                              John Spedding
                                              For Schroder Investment
                                              Management Limited
                                              Secretaries

                                      41



                      For immediate release 21 May 2003


            Schroder Ventures International Investment Trust plc (SVIIT)

                    Issue of GBP40 million 4.5 % Subordinated
                            Convertible Bonds due 2013


SVIIT has issued GBP40 million of subordinated convertible bonds and increased its credit facility (which remains un-drawn) with its bankers by 25% to euro285 million. These facilities will allow SVIIT to capitalise on the current attractive investment environment for private equity.

The bonds will be listed on the London Stock Exchange with trading expected to commence on 21 May 2003. The bonds have an annual coupon of 4.5% and are convertible into fully paid ordinary shares of SVIIT at a conversion price of 480p.

UBS Warburg was lead manager on the issue.

Nick Ferguson, Chief Executive of SVIIT, commented:

"SVIIT is one of the few investment companies that has been able to access the capital markets this year and we are delighted with the result of this fundraising.

"We believe that the current investment environment for private equity is attractive, particularly in Europe. These bonds will enable SVIIT to make commitments to new private equity funds, which we believe have the potential to provide for future net asset growth and superior returns for SVIIT and its shareholders in years to come."

For further information, please contact:

Schroder Ventures International Investment Trust plc
Nick Ferguson                                                 020 7010 8910

Schroder Ventures (London) Limited
Alice Todhunter                                               020 7010 8925

UBS Warburg
Will Rogers                                                   020 7567 8000
Charlie Ricketts

                                        42

Notes to Editors:

     As a listed private equity fund of funds and fund advisory business, SVIIT provides both high net worth investors and smaller institutions access to private equity returns that have historically been available only to large institutions. SVIIT's principle investment objective is to achieve capital appreciation by investing in an international portfolio of buy-out and development capital funds managed or advised by Schroder Ventures or Permira. Over the last five years, SVIIT has produced compound growth in net assets of 17.5%[1] p.a., outperforming its peer group of listed private equity companies and public market indices.

     To complement its principle investment objective, SVIIT's fund advisory business is dedicated to the structuring and managing or advising of third party products for investment in private equity. In 2001, in partnership with Schroders plc, SVIIT launched the first of its third party fund of funds products - the Schroder Private Equity Fund of Funds (SPEFOF) - that had a final closing at euro242 million. The successor fund of funds for Schroders plc was launched in May 2003 targeting a similar amount. Over a ten-year period, private equity investments have returned 16.2% compared with the total UK pension fund assets, which returned 7.3% according to 2002 Performance Measurement Survey published by the BVCA.




Not for distribution in the United States. This is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration and any public offering of the securities to be made in the United States will be made by means of a prospectus which will contain detailed information about SVIIT and its management as well as its financial statements.

(1) At 31 December 2002


                                        43

                                                                 30 May 2003


THE COMPANY'S GBP40,000,000 4.5 PER CENT SUBORDINATED CONVERTIBLE BONDS 2011
                                   (THE "BONDS")

A circular convening a meeting of the holders of the Bonds at 12.30pm on 25 June 2003 has been despatched to the registered holders of the Bonds today.

A copy of the circular is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.



Enquiries:

John Spedding
Schroder Investment Management Limited          Tel: 020 7658 3206



                                      44

                     For immediate release 11 June 2003


          SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC (SVIIT)

                    INVESTMENT IN TELEPHONE DIRECTORY OPERATOR


Through its holding in Permira Europe II, SVIIT will be investing in the telephone directories, directory assistance and business information operations of SEAT Pagine Gialle, once it is demerged.

Funds advised by BC Partners, CVC Capital Partners, Investitori Associati and Permira, have entered into a sale and purchase agreement with Telecom Italia to acquire approximately 61.5% of the share-capital of "New SEAT"; New SEAT is the company that will inherit the telephone directories, directory assistance and business information operations of SEAT Pagine Gialle, once it is demerged.

The completion of the acquisition will be subject to the demerger of SEAT Pagine Gialle becoming effective, the admission to listing of New SEAT on the Borsa Italiana - which is expected to occur in August - and the approval of competent anti-trust authorities.

Following the completition of the purchase of Telecom Italia's interest in New SEAT, BC Partners, CVC Capital Partners, Investitori Associati and Permira will launch a public tender offer for the remaining ordinary share-capital of New SEAT.

Through its holding in Permira Europe II, SVIIT's initial investment in this company will be approximately GBP42 million. Following the completion of the public tender offer for the remaining ordinary share-capital of New SEAT, SVIIT's total commitment to this investment will be approximately GBP68 million.

For further information, please contact:

Schroder Ventures International Investment Trust plc
Nick Ferguson, Chief Executive                                  020 7010 8911

Schroder Ventures (London) Limited
Alice Todhunter                                                 020 7010 8925

Weber Shandwick Square Mile                                     020 7067 0700
Melissa Rowling/Peter Corbin

                                         45
Notes to Editors:

As a listed private equity fund of funds and fund advisory business, SVIIT provides both high net worth investors and smaller institutions access to private equity returns that have historically been available only to large institutions.
SVIIT's principle investment objective is to achieve capital appreciation by investing in an international portfolio of buy-out and development capital funds managed or advised by Schroder Ventures or Permira. Over the last five years, SVIIT has produced compound growth in net assets of 17.5%[1] p.a., outperforming its peer group of listed private equity companies and public market indices.
To complement its principle investment objective, SVIIT's fund advisory business is dedicated to the structuring and managing or advising of third party products for investment in private equity.
In 2001, in partnership with Schroders plc, SVIIT launched the first of its third party fund of funds products - the Schroder Private Equity Fund of Funds (SPEFOF) - that had a final closing at euro242 million. The successor fund of funds for Schroders plc was launched in May 2003 targeting a similar amount. Over a ten-year period, private equity investments have returned 16.2% compared with the total UK pension fund assets, which returned 7.3% according to 2002 Performance Measurement Survey published by the BVCA.

(1) At 31 December 2002

                                      46
--------------------------------------------------------------------------------
[*] un-diluted
[1] At 31 December 2002
[1] At 31 December 2002




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                 SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC



Date:   27 June 2003


                                    By:.John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries